Exhibit 99.2

                                  [Translation]

                                                              September 21, 2007

To Whom It May Concern:

                          Company Name:   TOYOTA MOTOR CORPORATION
                          Name and Title of Representative:
                                          Katsuaki Watanabe, President
                          (Code Number:   7203
                                          Securities exchanges throughout Japan)
                          Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)


                Notice Concerning the Dissolution of Subsidiaries

We hereby notify you that Aero Asahi Corporation ("AAC"), a subsidiary of Toyota Motor Corporation ("TMC"), has decided to dissolve its subsidiaries as described below.


1.   Names and Description of the Subsidiaries to be Dissolved

(1)  Trade Name:                      East Japan Aero Asahi Corporation
     Location of Head Office:         1-1, Minamidai 3-chome, Kawagoe-shi,
                                      Saitama
     Name of Representative:          Norio Iijima, Representative Director
                                      and President
     Content of Business:             Surveying Services
     Established:                     October 1981
     Capital:                         JPY80 million
     Total Assets:                    JPY186 million (as of March 31, 2007)
     Number of Employees              0 person
     Main Clients:                    Local governments in eastern Japan
     Shareholder Composition:         AAC 100%
                                      (TMC holds 99.11% of shares of AAC.)
     Business Performances (Fiscal year ended March 31, 2007):
                                      Net Sales: JPY3 million
                                      Ordinary Loss: JPY2 million

(2)  Trade Name:                      West Japan Aero Asahi Corporation
     Location of Head Office:         35-31, Tarumicho 3-chome, Suita-shi, Osaka
     Name of Representative:          Yoshikazu Kimura, Representative Director
                                      and President
     Content of Business:             Surveying Services
     Established:                     August 1972


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     Capital:                         JPY40 million
     Total Assets:                    JPY47 million (as of March 31, 2007)
     Number of Employees:             0 person
     Main Clients:                    Local governments in western Japan
     Shareholder Composition:         AAC 100%
                                      (TMC holds 99.11% of shares of AAC.)
     Business Performances (Fiscal year ended March 31, 2007):
                                      Net Sales: JPY39 million
                                      Ordinary Income: JPY0 million

(3)  Trade Name:                      Kyushu Aero Asahi Corporation
     Location of Head Office:         12-1, Hakata-eki-higashi 3-chome,
                                      Hakata-ku, Fukuoka-shi, Fukuoka
     Name of Representative:          Mikio Tsutsumi, Representative Director
                                      and President
     Content of Business:             Surveying Services
     Established:                     October 1996
     Capital:                         JPY30 million
     Total Assets:                    JPY9 million (as of March 31, 2007)
     Number of Employees:             0 person
     Main Clients:                    Local governments in Kyushu
     Shareholder Composition:         AAC 100%
                                      (TMC holds 99.11% of shares of AAC.)
     Business Performances (Fiscal year ended March 31, 2007):
                                      Net Sales: JPY0 million
                                      Ordinary Loss: JPY0 million

2.   Reason for the Dissolution

     The above-mentioned three companies have been engaged in geospatial information business, such as surveying. However, all three companies have transferred a part of their business to AAC in 2002, and ceased their business activities in April 2007. Therefore, in order to enhance business efficiency, AAC has decided to dissolve the above-mentioned three companies.

3.   Schedule for the Dissolution

     Dissolution is scheduled to take place by the end of March 2008.

4.   Effects on Consolidated Sales and Earnings of TMC

     The effects of the dissolution of the above-mentioned three companies on TMC's business performances are expected to be minor.


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